UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

Basic Energy Services, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

06985P100
(CUSIP Number)

December 8, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-l (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06985P100

1. NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Southwest Partners II, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[ ]
(b)[X ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

	5. SOLE VOTING POWER	477,366[1]
Number of
Shares
Beneficially	6. SHARED VOTING POWER	None[2]
Owned by
Each Reporting
Person With	7. SOLE DISPOSITIVE POWER	477,366[1]

	8. SHARED DISPOSITIVE POWER	None[2]

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
477,366

1 This aggregate amount reflects the shares owned directly by Southwest Partners II, L.P.

2 Anchor Resources, LLC ("Anchor") controls the vote of all shares owned by Southwest Partners II, L.P. as managing general partner. Anchor owns a 15% managing general partner interest and a 1.7% limited partner interest in Southwest Partners II, L.P. Anchor is also the managing general partner of Southwest Partners III, L.P. H. H. Wommack, III is a director, manager and the President of Anchor and is a director of Basic Energy Services, Inc. Mr. Wommack disclaims beneficial ownership of the shares reported in this Schedule 13G other than to the extent of his pecuniary interest in such shares.

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN [ ]
SHARES (SEE INSTRUCTIONS)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 06985P100

1. NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Southwest Partners III, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[ ]
(b)[X ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

	5. SOLE VOTING POWER	957,070[3]
Number of
Shares
Beneficially	6. SHARED VOTING POWER	None[4]
Owned by
Each Reporting
Person With	7. SOLE DISPOSITIVE POWER	957,070[3]

	8. SHARED DISPOSITIVE POWER	None[4]

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
957,070

3 This aggregate amount reflects the shares owned directly by Southwest Partners III, L.P.

4 Anchor Resources, LLC ("Anchor") controls the vote of all shares owned by Southwest Partners III, L.P. as managing general partner. Anchor owns a 15% managing general partner interest and a 0.2% limited partner interest in Southwest Partners III, L.P. Anchor is also the managing general partner of Southwest Partners II, L.P. H. H. Wommack, III is a director, manager and the President of Anchor and is a director of Basic Energy Services, Inc. Mr. Wommack disclaims beneficial ownership of the shares reported in this Schedule 13G other than to the extent of his pecuniary interest in such shares.

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN [ ]
SHARES (SEE INSTRUCTIONS)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No: 06985P100

1. NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Fortress Holdings, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[ ]
(b)[X ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

	5. SOLE VOTING POWER	667,205[5]
Number of
Shares
Beneficially	6. SHARED VOTING POWER	None[6]
Owned by
Each Reporting
Person With	7. SOLE DISPOSITIVE POWER	667,205[5]

	8. SHARED DISPOSITIVE POWER	None[6]

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
667,205

5 This aggregate amount reflects the shares directly owned by Fortress Holdings, LLC.

6. This aggregate amount does not include shares in which Fortress Holdings, LLC has an indirect interest as a member of Anchor Resources, LLC through its approximately 23% ownership of the units of Anchor Resources, LLC. H. H. Wommack, III is a significant unit holder of Fortress Holdings, LLC and a director, manager and the President of both Fortress Holdings, LLC and Anchor Resources, LLC and is a director of Basic Energy Services. Mr. Wommack beneficially owns approximately 33% of Fortress Holdings, LLC's outstanding units. Mr. Wommack disclaims beneficial ownership of the shares reported in this Schedule 13G other than to the extent of his pecuniary interest in such shares.

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN [ ]
SHARES (SEE INSTRUCTIONS)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.

(a)	Name of Issuer:

Basic Energy Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

300 West Illinois
Suite 800
Midland, TX 79701

Item 2.

(a)	Name of Persons Filing:

Southwest Partners II, L.P., Southwest Partners III, L.P., and Fortress Holdings, LLC (collectively "the Filers")

(b)	Address of Principal Business Office or, if none, Residence:

Southwest Partners II, L.P.
400 West Illinois
Suite 950
Midland, TX 79701

          Southwest Partners III, L.P.
          400 West Illinois
          Suite 950
Midland, TX 79701

Fortress Holdings, LLC
400 West Illinois
Suite 950
Midland, TX 79701

(c) Citizenship:

For citizenship of the Filers, see Section 4 of the cover sheet of each filer.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

06985P100

Item 3. If This Statement is Filed Pursuant to Rule 13d-l(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with Rule l3d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule l3d-1(b)(l)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule l3d-l(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned  2,101,6417

(b)	Percent of class: ___6.2%_____

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: ___2,101,641[7]___

(ii)	Shared power to vote or to direct the vote: ____0___

(iii) Sole power to dispose or to direct the disposition of: ____2,101,641____

(iv) Shared power to dispose or to direct the disposition of: ____0____

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Instruction  Dissolution of a group requires a response to this item

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-l (b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

7 This aggregate amount reflects the direct ownership and control of the shares of Basic Energy Services, Inc. beneficially owned by each of Fortress Holdings, LLC, Southwest Partners II, L.P. and Southwest Partners III, L.P.

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-l(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identity of each member of the group.

The identity of each member of the group filing this Schedule 13G is set forth on cover pages 2-7 hereto.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHOR RESOURCES, LLC, as General Partner of Southwest Partners II, L.P. and Southwest Partners III, L.P.

Date: December 22, 2005	By:	/s/ H. H. Wommack, III

Title: President

FORTRESS HOLDINGS, LLC

Date: December 22, 2005	By:	/s/ H. H. Wommack, III

Title: President